EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

to the

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

of

REVELATION BIOSCIENCES, INC.

REVELATION BIOSCIENCES, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: The name of the Corporation is Revelation Biosciences, Inc. The Corporation's original certificate of incorporation was filed with the Secretary of State of the State of Delaware on November 20, 2019 (the “Original Certificate”); the Corporation's First Amended and Restated Certificate of Incorporation (the “First Amended and Restated Certificate”) was filed on May 11, 2020, which restated the Original Certificate in its entirety; the Corporation's Second Amended and Restated Certificate of Incorporation (the “Second Amended and Restated Certificate”) was filed on October 7, 2020, which restated the First Amended and Restated Certificate in its entirety. The Corporation's Third Amended and Restated Certificate of Incorporation (the “Third Amended and Restated Certificate”) was filed on January 10, 2022, which restated the Second Amended and Restated Certificate in its entirety. The Third Amended and Restated Certificate was subsequently amended on January 30, 2023, on January 22, 2024, January 17, 2025, and on June 30, 2025.

SECOND: Paragraph (b) of ARTICLE IV of the Corporation's Third Amended and Restated Certificate is being amended by replacing such section, with the following:

Reverse Stock Split. Effective as of 12:01 a.m., Eastern Standard Time on January 28, 2026 (the “Effective Time”) of this Certificate of Amendment pursuant to the Section 242 of the General Corporation Law of the State of Delaware, each four (4) shares of the Corporation's Common Stock, issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”) shall automatically without further action on the part of the Corporation or any holder of Old Common Stock, be reclassified, combined, converted and changed into one fully paid and nonassessable shares of common stock, par value of $0.001 per share (the “New Common Stock”), subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). The conversion of the Old Common Stock into New Common Stock will be deemed to occur at the Effective Time. From and after the Effective Time, certificates representing the Old Common Stock shall represent the number of shares of New Common Stock into which such Old Common Stock shall have been converted pursuant to this Certificate of Amendment. Holders who otherwise would be entitled receive fractional share interests of New Common Stock upon the effectiveness of the Reverse Stock Split because they hold a number of shares not evenly divisible by the Reverse Stock Split ratio will be rounded up to the nearest whole share of New Common Stock.

THIRD: The stockholders of the Corporation have duly approved the foregoing amendment in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: This Certificate of Amendment shall be effective at 12:01AM on January 28, 2026.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly adopted and executed in its corporate name and on its behalf by its duly authorized officer as of the 23rd day of January, 2026.

REVELATION BIOSCIENCES, INC.

By: /s/ Chester S. Zygmont, III

Name: Chester S. Zygmont, III Title: Chief Financial Officer